# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: INVIVYD, INC., CIK 0001832038
CUSIP: 00534A102
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 209 Church Street, New Haven, Connecticut (CT), 06510
Date of event which requires filing of this statement: 08/22/2025
Filed by CIK 0001439590
Persons authorized to receive notices and communications: Lauren Crockett, One Marina Park Drive, 8th Floor, Boston, Massachusetts (MA), 02210, 00000000; Polaris Partners, One Marina Park Drive, 8th Floor, Boston, Massachusetts (MA), 02210, 00000000

## Reporting persons
- Polaris Venture Partners V, L.P. (CIK 0001439590): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 3,120,194; sole dispositive power 0; shared dispositive power 3,120,194; aggregate amount beneficially owned 3,120,194 (1.3% of the class)
  Comment: All shares are held of record by Polaris V (as defined in Item 2(a) of the Original Schedule 13D (as defined below)). PVMC V (as defined in Item 2(a) of the Original Schedule 13D) is the general partner of Polaris V and may be deemed to have shared voting, investment and dispositive power with respect to these securities. The PVMC V Managing Members (as defined in Item 2(c) of the Original Schedule 13D) are the managing members of PVMC V and may be deemed to have shared voting, investment and dispositive power with respect to the securities held by Polaris V.
  
  The percentage in Row 13 is based on 233,122,834 shares of Common Stock (as defined in Item 1 of the Original Schedule 13D) outstanding as of October 30, 2025, as set forth in the Issuer's quarterly report on Form 10-Q for the quarter ended September 30, 2025, filed with the United States Securities and Exchange Commission (the "Commission") on November 6, 2025 (the Form 10-Q).
- Polaris Venture Partners Entrepreneurs' Fund V, L.P. (CIK 0001371245): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 60,814; sole dispositive power 0; shared dispositive power 60,814; aggregate amount beneficially owned 60,814 (0% of the class)
  Comment: All shares are held of record by Polaris EF V (as defined in Item 2(a) of the Original Schedule 13D). PVMC V is the general partner of Polaris EF V and may be deemed to have shared voting, investment and dispositive power with respect to these securities. The PVMC V Managing Members are the managing members of PVMC V and may be deemed to have shared voting, investment and dispositive power with respect to the securities held by Polaris EF V.
  
  The percentage in Row 13 is based on 233,122,834 shares of Common Stock outstanding as of October 30, 2025, as set forth in the Form 10-Q.
- Polaris Venture Partners Founders' Fund V, L.P. (CIK 0001439588): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 21,374; sole dispositive power 0; shared dispositive power 21,374; aggregate amount beneficially owned 21,374 (0% of the class)
  Comment: All shares are held of record by Polaris FF V (as defined in Item 2(a) of the Original Schedule 13D). PVMC V is the general partner of Polaris FF V and may be deemed to have shared voting, investment and dispositive power with respect to these securities. The PVMC V Managing Members are the managing members of PVMC V and may be deemed to have shared voting, investment and dispositive power with respect to the securities held by Polaris FF V.
  
  The percentage in Row 13 is based on 233,122,834 shares of Common Stock outstanding as of October 30, 2025, as set forth in the Form 10-Q.
- Polaris Venture Partners Special Founders' Fund V, L.P. (CIK 0001439586): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 31,198; sole dispositive power 0; shared dispositive power 31,198; aggregate amount beneficially owned 31,198 (0% of the class)
  Comment: All shares are held of record by Polaris SFF V (as defined in Item 2(a) of the Original Schedule 13D). PVMC V is the general partner of Polaris SFF V and may be deemed to have shared voting, investment and dispositive power with respect to these securities. The PVMC V Managing Members are the managing members of PVMC V and may be deemed to have shared voting, investment and dispositive power with respect to the securities held by Polaris SFF V.
  
  The percentage in Row 13 is based on 233,122,834 shares of Common Stock outstanding as of October 30, 2025, as set forth in the Form 10-Q.
- Polaris Venture Management Co. V, L.L.C. (CIK 0001439589): citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,233,580; sole dispositive power 0; shared dispositive power 3,233,580; aggregate amount beneficially owned 3,233,580 (1.4% of the class)
  Comment: Consists of (i) 3,120,194 shares held of record by Polaris V, (ii) 60,814 shares held of record by Polaris EF V, (iii) 21,374 shares held of record by Polaris FF V and (iv) 31,198 shares held of record by Polaris SFF V. PVMC V is the general partner of each of Polaris V, Polaris EF V, Polaris FF V and Polaris SFF V and may be deemed to have shared voting, investment and dispositive power with respect to these securities. The PVMC V Managing Members are the managing members of PVMC V and may be deemed to have shared voting, investment and dispositive power with respect to the securities held by each of Polaris V, Polaris EF V, Polaris FF V and Polaris SFF V.
  
  The percentage in Row 13 is based on 233,122,834 shares of Common Stock outstanding as of October 30, 2025, as set forth in the Form 10-Q.
- Polaris Partners IX, L.P. (CIK 0001779755): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 3,066,757; sole dispositive power 0; shared dispositive power 3,066,757; aggregate amount beneficially owned 3,066,757 (1.3% of the class)
  Comment: All shares are held of record by Polaris IX (as defined in Item 2(a) of the Original Schedule 13D). PPGP IX (as defined in Item 2(a) of the Original Schedule 13D) is the general partner of Polaris IX and may be deemed to have shared voting, investment and dispositive power with respect to these securities. Terrance McGuire, an interest holder in PPGP IX and a member of the Issuer's Board (as defined in the Original Schedule 13D), and the PPGP IX Managing Members (as defined in Item 2(c) of the Original Schedule 13D) are the managing members of PPGP IX and may be deemed to have shared voting, investment and dispositive power with respect to the securities held by Polaris IX.
  
  The percentage in Row 13 is based on 233,122,834 shares of Common Stock outstanding as of October 30, 2025, as set forth in the Form 10-Q.
- Polaris Partners GP IX, L.L.C. (CIK 0001877150): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,066,757; sole dispositive power 0; shared dispositive power 3,066,757; aggregate amount beneficially owned 3,066,757 (1.3% of the class)
  Comment: All shares are held of record by Polaris IX. PPGP IX is the general partner of Polaris IX and may be deemed to have shared voting, investment and dispositive power with respect to these securities. Terrance McGuire, an interest holder in PPGP IX and a member of the Issuer's Board, and the PPGP IX Managing Members are the managing members of PPGP IX and may be deemed to have shared voting, investment and dispositive power with respect to the securities held by Polaris IX.
  
  The percentage in Row 13 is based on 233,122,834 shares of Common Stock outstanding as of October 30, 2025, as set forth in the Form 10-Q.
- Polaris Healthcare Technology Opportunities Fund, L.P. (CIK 0001815669): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 497,660; sole dispositive power 0; shared dispositive power 497,660; aggregate amount beneficially owned 497,660 (0.2% of the class)
  Comment: All shares are held of record by Polaris HCT (as defined in Item 2(a) of the Original Schedule 13D). PHCT GP (as defined in Item 2(a) of the Original Schedule 13D) is the general partner of Polaris HCT and may be deemed to have shared voting, investment and dispositive power with respect to these securities. Terrance McGuire, an interest holder in PHCT GP and a member of the Issuer's Board, and the PHCT GP Managing Members (as defined in Item 2(c) of the Original Schedule 13D) are the managing members of PHCT GP and may be deemed to have shared voting, investment and dispositive power with respect to the securities held by Polaris HCT.
  
  The percentage in Row 13 is based on 233,122,834 shares of Common Stock outstanding as of October 30, 2025, as set forth in the Form 10-Q.
- Polaris Healthcare Technology Opportunities Fund GP, L.L.C. (CIK 0001815675): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 497,660; sole dispositive power 0; shared dispositive power 497,660; aggregate amount beneficially owned 497,660 (0.2% of the class)
  Comment: All shares are held of record by Polaris HCT. PHCT GP is the general partner of Polaris HCT and may be deemed to have shared voting, investment and dispositive power with respect to these securities. Terrance McGuire, an interest holder in PHCT GP and a member of the Issuer's Board, and the PHCT GP Managing Members are the managing members of PHCT GP and may be deemed to have shared voting, investment and dispositive power with respect to the securities held by Polaris HCT.
  
  The percentage in Row 13 is based on 233,122,834 shares of Common Stock outstanding as of October 30, 2025, as set forth in the Form 10-Q.
- Terrance McGuire (CIK 0001117003): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 210,593; shared voting power 6,797,997; sole dispositive power 210,593; shared dispositive power 6,797,997; aggregate amount beneficially owned 7,008,590 (3% of the class)
  Comment: The shares reported in Rows 7 and 9 consist of 210,593 shares subject to stock options granted to Terrance McGuire in his capacity as a director of the Issuer that are exercisable as of the date of filing this Amendment No. 5 (as defined below) or within 60 days thereafter.
  
  The shares reported in Rows 8 and 10 consist of (i) 3,120,194 shares held of record by Polaris V, (ii) 60,814 shares held of record by Polaris EF V, (iii) 21,374 shares held of record by Polaris FF V, (iv) 31,198 shares held of record by Polaris SFF V, (v) 3,066,757 shares held of record by Polaris IX and (vi) 497,660 shares held of record by Polaris HCT. PVMC V is the general partner of each of Polaris V, Polaris EF V, Polaris FF V and Polaris SFF V and may be deemed to have shared voting, investment and dispositive power with respect to the securities held by each of Polaris V, Polaris EF V, Polaris FF V and Polaris SFF V. The PVMC V Managing Members are the managing members of PVMC V and may be deemed to have shared voting, investment and dispositive power with respect to the securities held by each of Polaris V, Polaris EF V, Polaris FF V and Polaris SFF V. PPGP IX is the general partner of Polaris IX and may be deemed to have shared voting, investment and dispositive power with respect to the securities held by Polaris IX. Terrance McGuire, an interest holder in PPGP IX and a member of the Issuer's Board, and the PPGP IX Managing Members are the managing members of PPGP IX and may be deemed to have shared voting, investment and dispositive power with respect to the securities held by Polaris IX. PHCT GP is the general partner of Polaris HCT and may be deemed to have shared voting, investment and dispositive power with respect to the securities held by Polaris HCT. Terrance McGuire, an interest holder in PHCT GP and a member of the Issuer's Board, and the PHCT GP Managing Members are the managing members of PHCT GP and may be deemed to have shared voting, investment and dispositive power with respect to the securities held by Polaris HCT.
  
  The percentage in Row 13 is based on 233,122,834 shares of Common Stock outstanding as of October 30, 2025, as set forth in the Form 10-Q, plus 210,593 shares subject to stock options held by Terrance McGuire and that are exercisable as of the date of the filing of this Statement or within 60 days thereafter.
- Jonathan Flint (CIK 0001295676): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,233,580; sole dispositive power 0; shared dispositive power 3,233,580; aggregate amount beneficially owned 3,233,580 (1.4% of the class)
  Comment: Consists of (i) 3,120,194 shares held of record by Polaris V, (ii) 60,814 shares held of record by Polaris EF V, (iii) 21,374 shares held of record by Polaris FF V, and (iv) 31,198 shares held of record by Polaris SFF V. PVMC V is the general partner of each of Polaris V, Polaris EF V, Polaris FF V and Polaris SFF V and may be deemed to have shared voting, investment and dispositive power with respect to the securities held by each of Polaris V, Polaris EF V, Polaris FF V and Polaris SFF V. The PVMC V Managing Members are the managing members of PVMC V and may be deemed to have shared voting, investment and dispositive power with respect to the securities held by each of Polaris V, Polaris EF V, Polaris FF V and Polaris SFF V.
  
  The percentage in Row 13 is based on 233,122,834 shares of Common Stock outstanding as of October 30, 2025, as set forth in the Form 10-Q.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value per share
Name of issuer: INVIVYD, INC.
Address of issuer's principal executive offices: 209 Church Street, New Haven, Connecticut (CT), 06510
Comment: This Amendment No. 5 (this "Amendment No. 5") amends and supplements the Schedule 13D originally filed by the Reporting Persons with the Commission on August 20, 2021, as amended and supplemented on March 30, 2022, April 26, 2022, June 24, 2022, and December 12, 2024 ("Amendment No. 4") (collectively, the "Original Schedule 13D"). Only those items that are hereby reported are amended; all other items reported in the Original Schedule 13D remain unchanged. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Capitalized terms not defined in this Amendment No. 5 have the meanings ascribed to them in the Original Schedule 13D. The Reporting Persons conducted a series of transactions since Amendment No. 4, none of which have occurred within sixty (60) days of this Amendment No. 5, that in the aggregate did not result in a material change of beneficial ownership. This Amendment No. 5 is being filed to report the decrease of the aggregate percentage of Common Stock owned by the Reporting Persons since Amendment No. 4. The material decrease of the aggregate percentage of Common Stock owned by the Reporting Persons resulted from the Issuer's sales of additional shares of its Common Stock on August 22, 2025.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See Items 7 - 11 and 13 of the cover pages of this Amendment No. 5 for each Reporting Person and the corresponding comments.
Number of shares as to which each person has sole or shared power to vote or dispose: See Items 7 - 11 and 13 of the cover pages of this Amendment No. 5 for each Reporting Person and the corresponding comments.
Transactions in the class effected during the past sixty days: Except as reported in this Amendment No. 5, none of the Reporting Persons has effected any transactions in the Issuer's securities within the past 60 days.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: August 22, 2025

## Signatures
- Polaris Venture Partners V, L.P.: /s/ Lauren Crockett*, Lauren Crockett/Authorized Signatory of Polaris Venture Management Co. V, L.L.C., the General Partner of Polaris Venture Partners V, L.P. (11/07/2025)
- Polaris Venture Partners Entrepreneurs' Fund V, L.P.: /s/ Lauren Crockett*, Lauren Crockett/Authorized Signatory of Polaris Venture Management Co. V, L.L.C., the GP of Polaris Venture Partners Entrepreneurs' Fund V, L.P. (11/07/2025)
- Polaris Venture Partners Founders' Fund V, L.P.: /s/ Lauren Crockett*, Lauren Crockett/Authorized Signatory of Polaris Venture Management Co. V, L.L.C., the GP of Polaris Venture Partners Founders' Fund V, L.P. (11/07/2025)
- Polaris Venture Partners Special Founders' Fund V, L.P.: /s/ Lauren Crockett*, Lauren Crockett/Authorized Signatory of Polaris Venture Management Co. V, L.L.C., the GP of Polaris Venture Partners Special Founders' Fund V, L.P. (11/07/2025)
- Polaris Venture Management Co. V, L.L.C.: /s/ Lauren Crockett*, Lauren Crockett/Authorized Signatory (11/07/2025)
- Polaris Partners IX, L.P.: /s/ Lauren Crockett, Lauren Crockett/General Counsel of Polaris Partners GP IX, L.L.C., the General Partner of Polaris Partners IX, L.P. (11/07/2025)
- Polaris Partners GP IX, L.L.C.: /s/ Lauren Crockett, Lauren Crockett/General Counsel (11/07/2025)
- Polaris Healthcare Technology Opportunities Fund, L.P.: /s/ Lauren Crockett, Lauren Crockett/GC of Polaris Healthcare Technology Opportunities Fund GP, L.L.C., the GP of Polaris Healthcare Technology Opportunities Fund, L.P. (11/07/2025)
- Polaris Healthcare Technology Opportunities Fund GP, L.L.C.: /s/ Lauren Crockett, Lauren Crockett/General Counsel (11/07/2025)
- Terrance McGuire: /s/ Lauren Crockett*, Lauren Crockett/Attorney-in-Fact (11/07/2025)
- Jonathan Flint: /s/ Lauren Crockett*, Lauren Crockett/Attorney-in-Fact (11/07/2025)
Comment: [*This Amendment No. 5 was executed pursuant to a Power of Attorney. Note that copies of all applicable Powers of Attorney are already on file with the appropriate agencies.]